FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2009

Commission File Number: 000-50422

AMADOR GOLD CORP.

(Exact Name of Registrant, as Specified in its Charter)

711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

Table of Contents

Document 1 News Release dated February 27, 2009 (Loveland Project)

Document 2 Material Change Report dated February 27, 2009 (Loveland Project)

Document 3 News Release dated February 27, 2009 (Property Revamp)

Document 4 Material Change Report dated February 27, 2009 (Property Revamo)

Document 5 News Release dated March 2, 2009

Document 6 Material Change Report dated March 2, 2009

Document 1

AMADOR GOLD CORP.

711-675 West Hastings Street
Vancouver, B.C. Canada V6B 1N2
Telephone: 604-685-2222
Fax: 604-685-3764
www.amadorgoldcorp.com

FOR IMMEDIATE RELEASE: February 27, 2009 TSX-V:AGX

AMADOR DRILLS GOLD AND NICKEL-COPPER TARGETS AT LOVELAND PROJECT

VANCOUVER, BC — Amador Gold Corporation (the "Company’) is pleased to announce that a drilling program scheduled to commence in early March will test two new gold discoveries and two historic nickel-copper zones at the Loveland Project near Timmins, Ontario.

Initial exploration and drilling at the wholly owned Loveland Property has focused on the under-explored historic nickel-copper zones. The Cominco Zone contains a non-compliant NI 43-101 resource of 130,000 tons grading 0.68% nickel and 0.73% copper, while the Hollinger Zone contains a non-compliant NI 43-101 resource of 422,000 tons of 0.71% nickel and 0.42% copper.

During the 2008 drill program, new gold mineralization was discovered within a 30-meter section of silicified granodiorite with quartz stringers, and 5% to 8% disseminated pyrite and arsenopyrite. Table 1 shows the mineralized intercepts returned by Discovery Hole LL-08-13.

Table 1
Hole	From (m)	To (m)	Drill Hole Interval (m)	Grade (g/t)
LL-08-13	383.25	391.80	8.55	6.37
	403.00	413.40	10.40	7.69
Including	410.30	413.40	3.10	10.39

The gold mineralization intersected by Hole LL-08-13 was discovered approximately 300 meters below surface. In late 2008, surface prospecting yielded a second gold discovery approximately 400 meters southeast of the Discovery Hole mineralization. Two separate grab samples retrieved from outcrops of granodiorite returned values of 8.98 g/t Au and 11.48 g/t Au respectively.

Ongoing drilling is designed to determine whether the newly discovered gold occurrence is the same zone encountered in earlier drilling or part of a multiple vein system. The program is also designed to determine the orientation and extent of the gold mineralization.

In addition to testing the new gold discoveries, Amador will further test the Cominco and Hollinger Zones at depth and along strike. A recent drill hole, LL-08-22, intersected 1.41% copper and 0.98% nickel over a drilled width of 4.0 meters from 488.0 to 492.0 meters. This intersection occurred at about 400 metres vertically below surface and is the deepest intersection to date at Loveland. The results from Hole LL08-22 also indicate that grades may improve at depth as the combined copper-nickel grades of 2.39% are higher than the previously seen average of approximately 1.41% combined copper-nickel.

Amador has completed an airborne VTEM geophysical survey over part of the Loveland Property, including the Cominco Zone and Hollinger zones. The airborne magnetic and electromagnetic (EM) surveys identified both zones, which are located about 1.5 km apart, as well as numerous new targets that appear to be on strike with the Cominco and Hollinger zones.

Management is very encouraged by the new gold discoveries, the newly generated geophysical targets and the potential to expand and upgrade historic resources within the known nickel-copper zones. The large Loveland Property also covers favorable geology that is yet to be explored for its potential to host new gold and nickel-copper targets.

The road-accessible Loveland project is located 35 km from Timmins, one of the largest gold camps in the world with total recorded production of 68.03 million ounces of gold since 1910. Timmins is also a base metal camp and host to the huge Kidd Creek volcanogenic massive sulphide deposit (135.6 million tonnes milled grading 2.31% copper, 6.18% zinc, 0.22% lead and 87.3 grams per tonne silver) located 25 km east of Loveland. The Montcalm nickel-copper deposit presently being mined by Xstrata is situated 35 km west of the Loveland Project.

About Amador Gold

Amador Gold Corporation holds a portfolio of mineral projects in mining-friendly Ontario, led by its flagship Loveland Property near Timmins, where exploration and drilling programs are focused on gold and nickel-copper deposits. The Kell Mine property has similar silver-cobalt-mineralization as the nearby historic Gowganda region, where approximately 60 million ounces of silver were mined in the early 1900s. Other Ontario projects with good exploration potential include the Horwood gold property, the Fripp nickel property and the Dale gold property.

Contact Information

Corporate Inquiries: Alan Campbell or Kevin Hull, Investor Relations
Phone: (604) 685-2222
Email: info@amadorgold.com
Website: www.amadorgoldcorp.com
AGORACOM Investor Relations: Email: AGX@agoracom.com
Website: http://www.agoracom.com/ir/Amador

　The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

　Document 2

MATERIAL CHANGE REPORT

To: British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Item 1. Name and Address of Company – Amador Gold Corp., Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2. Date of Material Change – February 27, 2009.

Item 3. News Release – News Release issued February 27, 2009, at Vancouver, BC.

Item 4. Summary of Material Change - Amador Gold Corporation (the "Company’) is pleased to announce that a drilling program scheduled to commence in early March will test two new gold discoveries and two historic nickel-copper zones at the Loveland Project near Timmins, Ontario.

Item 5. Full Description of Material Change –

Amador Gold Corporation (the "Company’) is pleased to announce that a drilling program scheduled to commence in early March will test two new gold discoveries and two historic nickel-copper zones at the Loveland Project near Timmins, Ontario.

Initial exploration and drilling at the wholly owned Loveland Property has focused on the under-explored historic nickel-copper zones. The Cominco Zone contains a non-compliant NI 43-101 resource of 130,000 tons grading 0.68% nickel and 0.73% copper, while the Hollinger Zone contains a non-compliant NI 43-101 resource of 422,000 tons of 0.71% nickel and 0.42% copper.

During the 2008 drill program, new gold mineralization was discovered within a 30-meter section of silicified granodiorite with quartz stringers, and 5% to 8% disseminated pyrite and arsenopyrite. Table 1 shows the mineralized intercepts returned by Discovery Hole LL-08-13.

Table 1
Hole	From (m)	To (m)	Drill Hole Interval (m)	Grade (g/t)
LL-08-13	383.25	391.80	8.55	6.37
	403.00	413.40	10.40	7.69
Including	410.30	413.40	3.10	10.39

The gold mineralization intersected by Hole LL-08-13 was discovered approximately 300 meters below surface. In late 2008, surface prospecting yielded a second gold discovery approximately 400 meters southeast of the Discovery Hole mineralization. Two separate grab samples retrieved from outcrops of granodiorite returned values of 8.98 g/t Au and 11.48 g/t Au respectively.

Ongoing drilling is designed to determine whether the newly discovered gold occurrence is the same zone encountered in earlier drilling or part of a multiple vein system. The program is also designed to determine the orientation and extent of the gold mineralization.

In addition to testing the new gold discoveries, Amador will further test the Cominco and Hollinger Zones at depth and along strike. A recent drill hole, LL-08-22, intersected 1.41% copper and 0.98% nickel over a drilled width of 4.0 meters from 488.0 to 492.0 meters. This intersection occurred at about 400 metres vertically below surface and is the deepest intersection to date at Loveland. The results from Hole LL08-22 also indicate that grades may improve at depth as the combined copper-nickel grades of 2.39% are higher than the previously seen average of approximately 1.41% combined copper-nickel.

Amador has completed an airborne VTEM geophysical survey over part of the Loveland Property, including the Cominco Zone and Hollinger zones. The airborne magnetic and electromagnetic (EM) surveys identified both zones, which are located about 1.5 km apart, as well as numerous new targets that appear to be on strike with the Cominco and Hollinger zones.

Management is very encouraged by the new gold discoveries, the newly generated geophysical targets and the potential to expand and upgrade historic resources within the known nickel-copper zones. The large Loveland Property also covers favorable geology that is yet to be explored for its potential to host new gold and nickel-copper targets.

The road-accessible Loveland project is located 35 km from Timmins, one of the largest gold camps in the world with total recorded production of 68.03 million ounces of gold since 1910. Timmins is also a base metal camp and host to the huge Kidd Creek volcanogenic massive sulphide deposit (135.6 million tonnes milled grading 2.31% copper, 6.18% zinc, 0.22% lead and 87.3 grams per tonne silver) located 25 km east of Loveland. The Montcalm nickel-copper deposit presently being mined by Xstrata is situated 35 km west of the Loveland Project.

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

Item 7. Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

Item 8. Executive Officer – Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

Item 9. Date of Report – Dated at Vancouver, British Columbia, this 27th day of February 2009.

Document 3

AMADOR GOLD CORP.

711-675 West Hastings Street
Vancouver, B.C. Canada V6B 1N2
Telephone: 604-685-2222
Fax: 604-685-3764
www.amadorgoldcorp.com

FOR IMMEDIATE RELEASE: February 27, 2009 TSX-V:AGX

Amador Gold Corp. Revamps Property Portfolio

VANCOUVER, BC – Amador Gold Corp. (TSX-V: AGX) has completed an extensive evaluation of its property portfolio and is taking steps to conserve cash and focus its working capital on key projects in 2009. The Company held 30 properties in established or emerging mineral districts of Ontario, however ten were relinquished in response to current market conditions: Armstrong Lake, Connor Creek, Gogama Moly, Gould Copper Mine; Hunter Gold; Meggisi Lake Moly, Meteor Lake, Owl Lake, Patent, Revell and Willett.

Amador has also renegotiated agreements related to nine of 19 properties with outstanding payments, including the East Breccia agreement, and plans to renegotiate similar terms for other projects wherever possible. The reduced payments, financial commitments and number of projects will better position the company to focus on its core projects, specifically the Loveland Gold Project and weather a period of weak equity markets.

Chairman and CEO Richard Hughes said Amador will continue to explore its flagship projects in 2009. In 2008, the Company encountered exceptional success at the road-accessible Loveland Project, situated just 35 km from the world-class Timmins mining camp. Ongoing work programs are focused on further exploring two nickel-copper zones with historic resources along strike and at depth, and defining several newly discovered gold targets.

Subject to regulatory approval, the Company plans to lower the price of options that expire from Feb. 2011 through April 2013 (currently priced between $0.12 and $0.22) to $0.10.

Amador Gold also announces it has granted 3,350,000 stock options to directors and officers of the Company and 4,250,000 stock options to employees and consultants at a price of $0.10 per share for a period of five years.

About Amador Gold

Amador has assembled a portfolio of more than 20 properties of exceptional merit in established mining camps and emerging mineral districts of Canada. For further information and maps of the Loveland Gold Project and other active projects please visit the Company website at www.amadorgoldcorp.com.

Contact Information

Corporate Inquiries: Alan Campbell or Kevin Hull, Investor Relations

Phone: (604) 685-2222
Email: info@amadorgold.com
Website: www.amadorgoldcorp.com
AGORACOM Investor Relations:
Email: AGX@agoracom.com
Website: http://www.agoracom.com/ir/Amador

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Document 4

MATERIAL CHANGE REPORT

To: British Columbia Securities Commission

Alberta Securities Commission

TSX Venture Exchange

Item 1. Name and Address of Company – Amador Gold Corp., Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2. Date of Material Change – February 27, 2009.

Item 3. News Release – News Release issued February 27, 2009, at Vancouver, BC.

Item 4. Summary of Material Change - Amador Gold Corp. ("Amador") has completed an extensive evaluation of its property portfolio and is taking steps to conserve cash and focus its working capital on key projects in 2009.

Item 5. Full Description of Material Change –

Amador Gold Corp. (TSX-V: AGX) has completed an extensive evaluation of its property portfolio and is taking steps to conserve cash and focus its working capital on key projects in 2009. The Company held 30 properties in established or emerging mineral districts of Ontario, however ten were relinquished in response to current market conditions: Armstrong Lake, Connor Creek, Gogama Moly, Gould Copper Mine; Hunter Gold; Meggisi Lake Moly, Meteor Lake, Owl Lake, Patent, Revell and Willett.

Amador has also renegotiated agreements related to nine of 19 properties with outstanding payments, including the East Breccia agreement, and plans to renegotiate similar terms for other projects wherever possible. The reduced payments, financial commitments and number of projects will better position the company to focus on its core projects, specifically the Loveland Gold Project and weather a period of weak equity markets.

Chairman and CEO Richard Hughes said Amador will continue to explore its flagship projects in 2009. In 2008, the Company encountered exceptional success at the road-accessible Loveland Project, situated just 35 km from the world-class Timmins mining camp. Ongoing work programs are focused on further exploring two nickel-copper zones with historic resources along strike and at depth, and defining several newly discovered gold targets.

Subject to regulatory approval, the Company plans to lower the price of options that expire from Feb. 2011 through April 2013 (currently priced between $0.12 and $0.22) to $0.10.

Amador Gold also announces it has granted 3,350,000 stock options to directors and officers of the Company and 4,250,000 stock options to employees and consultants at a price of $0.10 per share for a period of five years.

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

Item 7. Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

Item 8. Executive Officer – Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

Item 9. Date of Report – Dated at Vancouver, British Columbia, this 27th day of February 2009.

Document 5

AMADOR GOLD CORP.

711-675 West Hastings Street
Vancouver, B.C. Canada V6B 1N2
Telephone: 604-685-2222
Fax: 604-685-3764
www.amadorgoldcorp.com

FOR IMMEDIATE RELEASE: March 2, 2009 TSX-V:AGX

Private Placement

Amador Gold Corp. (TSX-V:AGX) is pleased to announce that it has arranged a private placement for up to 5,000,000 units. The financing will consist of units priced at $0.06. Each of the units will consist of one flow through common share and one non-flow through, non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.06 per share.

In accordance with Exchange policies, finders' fees may be paid on the funds raised. The private placement is subject to regulatory approval.

The proceeds of the private placement will be used for exploration on the Company’s Ontario properties.

Subject to TSX and warrant holder approval, the Company plans to re-price warrants which expire in May 2009 from $0.15 to $0.07. The term of the warrants will not change.

About Amador Gold

Amador Gold Corp. holds a portfolio of mineral projects in mining-friendly Ontario, led by its flagship Loveland Gold Project near Timmins, where exploration and drilling programs are focused on gold and nickel-copper deposits. The Kell property has similar silver-cobalt-mineralization as the nearby historic Gowganda region, where approximately 60 million ounces of silver were mined in the early 1900s. Other Ontario projects with good exploration potential include the Horwood gold property, the Maskooch gold property, the Fripp nickel property and the Dale gold property.

Contact Information

Corporate Inquiries: Alan Campbell or Kevin Hull, Investor Relations
Phone: (604) 685-2222
Email: info@amadorgold.com
Website: www.amadorgoldcorp.com
AGORACOM Investor Relations: Email: AGX@agoracom.com
Website: http://www.agoracom.com/ir/Amador

　The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Document 6

MATERIAL CHANGE REPORT

To: British Columbia Securities Commission

Alberta Securities Commission

TSX Venture Exchange

Item 1. Name and Address of Company – Amador Gold Corp., Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2. Date of Material Change – March 2, 2009.

Item 3. News Release – News Release issued March 2, 2009, at Vancouver, BC.

Item 4. Summary of Material Change - Amador Gold Corp. ("Amador") announces that it has arranged a private placement for up to 5,000,000 units.

Item 5. Full Description of Material Change –

Amador Gold Corp. (TSX-V:AGX) is pleased to announce that it has arranged a private placement for up to 5,000,000 units. The financing will consist of units priced at $0.06. Each of the units will consist of one flow through common share and one non-flow through, non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.06 per share.

In accordance with Exchange policies, finders' fees may be paid on the funds raised. The private placement is subject to regulatory approval.

The proceeds of the private placement will be used for exploration on the Company’s Ontario properties.

Subject to TSX and warrant holder approval, the Company plans to re-price warrants which expire in May 2009 from $0.15 to $0.07. The term of the warrants will not change.

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

Item 7. Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

Item 8. Executive Officer – Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

Item 9. Date of Report – Dated at Vancouver, British Columbia, this 2nd day of March 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMADOR GOLD CORP.

(Registrant)

Date: March 4, 2009 By: /s/ Beverly J. Bullock

Beverly J. Bullock, Corporate Secretary